Antisoma plc

Hanger Lane
Ealing
London W5 3QR
UK

T: +44 (0)20 8799 8200
F: +44 (0)20 8799 8201
E: enquiries@antisoma.com
W: www.antisoma.com

ANTISOMA

Exemption number: 82-34926

Office of International Corporate Finance
Division of Corporate Finance
Mail Stop 3628
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Tuesday, 15 August 2006

SUPPL

Ladies and Gentlemen:

Antisoma plc

Pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby furnish you with certain documentation that we have made public or filed with the UK Listing Authority, the London Stock Exchange or the Registrar of Companies for England and Wales at Companies House or distributed to our shareholders and which is listed in Annex 1 to this letter.

These documents supplement the information previously provided with respect to Antisoma plc's request for exemption under Rule 12g3-2(b), which was established on November 21, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Antisoma plc is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at +44 20 8799 8200 in the United Kingdom if you have any questions.

Thank you for your attention.

Yours faithfully
For and on behalf Antisoma plc

Name: Simone Tinney
Title: Communication Assistant

Antisoma update – progress on partnering and development of AS1404

London, UK: 15 August 2006 Cancer drug developer Antisoma plc (LSE: ASM, US OTC: ATSMY) today provides an update on its commercialisation strategy for AS1404 and progress in the drug's clinical trials.

AS1404 partnering process progressing

Over the past two months, there has been considerable interest from potential licensing partners for AS1404. Discussions are advancing with a number of these. AS1404 addresses very large market opportunities such as lung and prostate cancers. Maximising revenues in these indications requires a substantial infrastructure. Antisoma intends to partner AS1404 with a strong development and marketing organisation.

Antisoma's CEO, Glyn Edwards, said: "There are few phase III oncology products available for licensing with strong data from controlled phase II studies, so it's not surprising that we've seen a high level of interest in AS1404. We are confident that we can secure a deal which reflects the advanced stage and blockbuster potential of this drug."

All AS1404 phase II trials now fully recruited

While preparing for a phase III trial in lung cancer, Antisoma continues to progress AS1404 through its phase II programme. The Company announces today that it has completed enrollment into two more phase II studies:

(1) *A controlled trial in hormone-refractory prostate cancer*
Seventy-four men have been randomly assigned to receive either AS1404 plus docetaxel or docetaxel alone. This trial is being conducted at hospitals in the USA and Australia. It has been running alongside separate trials in lung and ovarian cancers.

(2) *An extension of the phase II trial in non-small cell lung cancer*
A further 24 patients have received 1800 mg/m^2 AS1404 in combination with carboplatin and paclitaxel in an open-label extension to the phase II lung cancer trial. Patients have been enrolled in Germany, Australia and New Zealand. This study is designed to further define the safety window for the drug.

With these developments, all phase II trials of AS1404 are now fully recruited. There will be several reports of data from these studies over the coming months.

Commenting on the prostate cancer trial, Dr Paul Mainwaring, Director of Medical Oncology at the Mater Hospital in Brisbane, Australia and an investigator in the study, said: "We're pleased to be participating in the first study of a vascular disrupting agent in prostate cancer. Given the

promise shown by an AS1404-taxane combination in lung cancer it will be very interesting to see how AS1404 combines with a different taxane in prostate cancer."

Enquiries:

Glyn Edwards, Chief Executive Officer
Daniel Elger, Director of Communications — +44 (0)20 8799 8200
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich
Buchanan Communications — +44 (0)20 7466 5000

Antisoma disclaimer

Certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Background on AS1404

AS1404 (DMXAA) is a small-molecule vascular disrupting agent which targets the blood vessels that nourish tumours. The drug was discovered by Professors Bruce Baguley and William Denny and their teams at the Auckland Cancer Society Research Centre, University of Auckland, New Zealand. It was in-licensed by Antisoma from Cancer Research Ventures Limited (now Cancer Research Technologies) in August 2001.

Background on Antisoma

Based in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.com for further information.